QUANTCONNECT CORP.

(a Delaware corporation)

Audited Financial Statements

For the calendar year ended December 31, 2021 and
the inception period of January 22, 2020 through December 31, 2020



INDEPENDENT AUDITOR'S REPORT

July 14, 2022

To: Board of Directors, QUANTCONNECT CORP.
        Attn: Jared Broad

Re: 2021-2020 Financial Statement Audit

Opinion

We have audited the accompanying financial statements of QUANTCONNECT CORP. (a Delaware corporation) (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the calendar years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the calendar years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

·   Exercise professional judgment and maintain professional skepticism throughout the audit.

·   Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

·   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 's internal control. Accordingly, no such opinion is expressed.

·   Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

·   Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

July 14, 2022

QUANTCONNECT CORP.

BALANCE SHEET

As of December 31, 2021 and 2020

See accompanying Auditor's Report and Notes to these Financial Statements

ASSETS	**2021**	**2020**
Current Assets:		
Cash and cash equivalents	$ 772,666	$ 1,561,713
Other current assets	77,920	69,520
Total Current Assets	850,586	1,631,233
Intangible assets, net	38,745	48,747
Fixed assets, net	212,964	281,802
TOTAL ASSETS	$ 1,102,295	$ 1,961,782
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Deferred revenue	$ 149,367	$ 44,486
Total Current Liabilities	149,367	44,486
TOTAL LIABILITIES	149,367	44,486
Shareholders' Equity:		
Common stock	143,248	103,048
Preferred stock	5,996,927	5,996,927
Retained earnings	(5,187,247)	(4,182,679)
Total Shareholders' Equity	952,928	1,917,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,102,295	$ 1,961,782

QUANTCONNECT CORP.
STATEMENT OF OPERATIONS
For the calendar years ended December 31, 2021 and 2020
See accompanying Auditor's Report and Notes to these Financial Statements

		2021		2020
Revenues	$	893,982	$	345,734
Cost of revenues		540,677		457,608
Gross Profit		353,305		(111,874)
Operating Expenses:				
Wages and salaries		936,980		923,991
Marketing		85,147		95,014
General and administrative		256,119		465,035
Total Operating Expenses		1,278,246		1,484,040
Operating loss		(924,941)		(1,595,914)
Interest income		4,371		948
Depreciation and amortization (expense)		(83,998)		(81,234)
Net loss	$	(1,004,568)	$	(1,676,200)

QUANTCONNECT CORP.
STATEMENT OF SHAREHOLDERS' EQUITY
For the calendar years ended December 31, 2021 and 2020
See accompanying Auditor's Report and Notes to these Financial Statements

	Common Stock	Preferred Stock	Accumulated Earnings/Deficit	Total Stockholders' Equity (Deficit)
As of January 1, 2020	**$ 103,048**	**$ 5,996,927**	**$ (2,506,479)**	**$ 3,593,496**
Net loss			(1,676,200)	(1,676,200)
Balance as of December 31, 2020	**$ 103,048**	**$ 5,996,927**	**$ (4,182,679)**	**$ 1,917,296**
Exercise of common stock options	40,200			40,200
Net loss			(1,004,568)	(1,676,200)
Balance as of December 31, 2021	**$ 143,248**	**$ 5,996,927**	**$ (5,187,247)**	**$ 952,928**

QUANTCONNECT CORP.
STATEMENT OF CASH FLOWS
For the calendar years ended December 31, 2021 and 2020
See accompanying Auditor's Report and Notes to these Financial Statements

		2021		2020
Cash Flows from Operating Activities				
Net Loss	$	(1,004,568)	$	(1,676,200)
Adjustments to reconcile net loss to net cash used in operating activities:				
Add back: depreciation and amortization		83,998		81,234
Changes in operating assets and liabilities:				
(Increase) decrease in other current assets		(8,400)		(5,000)
Increase (decrease) in deferred revenue		104,881		44,486
Net Cash Used in Operating Activities		(824,089)		(1,555,480)
Cash Flows from Investing Activities				
Acquisition of intangible assets		0		0
Acquisition of fixed assets		(5,157)		(37,309)
Net Cash Used in Investing Activities		(5,157)		(37,309)
Cash Flows from Financing Activities				
Exercise of stock options		40,200		0
Net Cash Provided by Financing Activities		40,200		0
Net Change In Cash and Cash Equivalents		(784,106)		(1,580,550)
Cash and Cash Equivalents at Beginning of Period		1,561,713		3,219,860
Cash and Cash Equivalents at End of Period	$	772,666	$	1,561,713
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	0	$	0
Cash paid for income taxes		0		0

QUANTCONNECT CORP.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020
See accompanying Auditors' Report

NOTE 1: NATURE OF OPERATIONS

QUANTCONNECT CORPORATION (the "Company") is a Delaware corporation formed on January 29, 2013. The Company has operates a technology platform that lets people design trading algorithms, and trade those strategies on their brokerage accounts. The Company hosts a large volume of financial data that is expensive to purchase, and make it easy and affordable for individuals to access.

The Company operates a sophisticated software platform for developing securities trading algorithms. The Company charges a monthly or annual fee to access the platform.

Since inception, the Company has been growing the business. As of December 31, 2021, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern without additional capital (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $772,666 and $1,561,713, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had $212,964 and $281,802 of fixed assets net of accumulated depreciation, respectively.

Additionally, the Company maintains certain intangible assets, primarily data sets to be used on the software platform. The Company has a balance, net of accumulated amortization, of $38,745 and $48,747, as of December 31, 2021 and 2020, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records software platform revenue as the services are performed. Many customers pay monthly whereby the Company records the revenue on a monthly basis. For customers that pay annually, the Company accrues deferred revenue for amounts collected for which the time period has not yet fully elapsed.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts.

As the Company largely collects service fees from customers close to the billing period, the Company does not maintain large accounts receivable balances.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and/or achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the

Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares common stock. Additionally, the Company has authorized 10,000,000 shares each of preferred stock, Series A preferred stock and Series Seed preferred stock. The Company does not have any other authorized classes of shares.

The Company has 4,430,504, 0, 1,017,445 and 1,157,971 shares outstanding of common stock, preferred stock, Series A preferred stock and Series Seed preferred stock, respectively.

The Company's Board of Directors authorized a stock option plan to help recruit and retain employee talent. The Company has reserved 753,000 common shares to issue the stock option instruments under the stock option plan. Of those options authorized, 98,168 options remain available for issuance, 148,852 options have been converted to common shares and 505,980 option have been issued and are outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

In August 2020, the founder and chief executive of the Company tendered 100,000 common shares to another shareholder in exchange for $300,000. This valuation was based on a report prepared by a third-party in conjunction with IRS section 409A. Though the Company believes this was transacted at a fair market price, since this transaction was between Company insiders, there is no guarantee that the shares exchanged hands at fair market value.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2022 Company intends to launch a campaign under Regulation CF to offer securities in a securities offering exempt from registration. The Company will offer the securities through a FINRA registered funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the

Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through July 14, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.